

Mail Stop 4720

May 24, 2016

Via E-mail
Brian T. Moynihan
Chief Executive Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **Re: Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2016**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 29

Compensation Decisions and Rationale, page 36

1.   We note your June 3, 2015 response to comment two in our letter dated May 20, 2015. To help investors understand how the Compensation and Benefits Committee determined the total compensation package for each named executive officer as disclosed on the tabular disclosure on page 40, please explain to us and to the extent necessary in future filings disclose, how the evaluation of each of the operating principles, as tracked through the scorecard system translated into a compensation determination. You state on page 36

that the scorecard includes metrics "tailored for each named executive officer." This disclosure, together with your page 34 disclosure indicating that you pay for performance and "allocate individual awards based on *actual results and how results were achieved*" [emphasis added], suggest that the Compensation and Benefits Committee evaluates performance based upon objective, quantifiable criteria. However, we note that you do not disclose how each of the named executive's scorecard was rated based on the level of achievement of the respective metrics applicable to a named executive officer, and how this level of achievement translated into a compensation decision. For example, you provide no narrative with regard to Mr. Montag's compensation being considerably higher than the compensation of the other named executive officers, with the exception of the CEO. Alternatively, to the extent that the Compensation and Benefits Committee's compensation determinations were discretionary, please disclose this fact in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: John M. James
        Randy Shearer